# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vernal Capital Acquisition Corp., CIK 0002081690
CUSIP: G93Y7F106
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 244 Fifth Avenue, Suite #1845, New York, New York (NY), 10001
Date of event which requires filing of this statement: 05/07/2026
Filed by CIK 0002091853
Persons authorized to receive notices and communications: Jun Du, 244 Fifth Avenue, Suite #1845, New York, New York (NY), 10001, 65 9328 8727

## Reporting persons
- Vernal One Limited (CIK 0002091853): type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 2,657,312; shared voting power 0; sole dispositive power 2,657,312; shared dispositive power 0; aggregate amount beneficially owned 2,657,312 (20.09% of the class)
  Comment: (1) Consists of 2,657,312 ordinary shares held by Vernal One Limited as of the date hereof, including 213,562 ordinary shares underlying 213,562 units, with each unit consisting of one ordinary share and one right to receive one-fourth (1/4) of one ordinary share upon consummation of the Issuer's initial business combination.
  
  (2) Percentage is calculated based on 13,226,250 ordinary shares issued and outstanding, including 10,000,000 shares underlying 10,000,000 outstanding units, each unit consisting of one ordinary share and one right to receive one-fourth (1/4) of one ordinary share upon consummation of the Issuer's initial business combination.
- Jun Du (CIK 0002093446): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: affiliate funds (AF); sole voting power 2,657,312; shared voting power 0; sole dispositive power 2,657,312; shared dispositive power 0; aggregate amount beneficially owned 2,657,312 (20.09% of the class)
  Comment: (1) Consists of 2,657,312 ordinary shares held by Vernal One Limited as of the date hereof, including 213,562 ordinary shares underlying 213,562 units, with each unit consisting of one ordinary share and one right to receive one-fourth (1/4) of one ordinary share upon consummation of the Issuer's initial business combination. Vernal One Limited is 100% owned by Jun Du.
  
  (2) Percentage is calculated based on 13,226,250 ordinary shares issued and outstanding, including 10,000,000 shares underlying 10,000,000 outstanding units, each unit consisting of one ordinary share and one right to receive one-fourth (1/4) of one ordinary share upon consummation of the Issuer's initial business combination.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Vernal Capital Acquisition Corp.
Address of issuer's principal executive offices: 244 Fifth Avenue, Suite #1845, New York, New York (NY), 10001

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by the following persons: (i) Vernal One Limited, one of the Issuer's sponsors (the "sponsor"), the record holder of the securities reported herein, and (ii) Jun Du, the director of the sponsor. Each of the foregoing persons are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons."
Residence or business address: The business address of the Reporting Persons is c/o Vernal Capital Acquisition Corp., 244 Fifth Avenue, Suite #1845, New York, NY 10001.
Present principal occupation or employment: The principal business of Vernal One Limited is to act as a holding company for its investment in the Issuer. Jun Du is the sole director of the sponsor and the chief executive officer, director, and chairman of the board of directors of the Issuer.
Criminal convictions in the last five years: During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Citizenship: Vernal One Limited is a BVI business company, and Mr. Jun Du is a citizen of the People's Republic of China.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On July 31, 2025, the sponsor and the Issuer entered into a securities subscription agreement, as amended on March 9, 2026 (the "subscription agreement"). Under the subscription agreement, the sponsor purchased an aggregate of 1,466,250 ordinary shares for an aggregate of $21,250. In March 2026, the Issuer issued 2,443,750 ordinary shares to the sponsor for $21,250, and immediately repurchased the 1,466,250 initial shares from the sponsor for $21,250, being the proceeds from the above issuance. Following this transaction, 2,443,750 ordinary shares (the "founder shares") remained outstanding, of which up to 318,750 shares are subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriter. The source of the funds is investment income. On May 7, 2026, in connection with the closing of the Issuer's initial public offering, the sponsor acquired 213,562 units (the "private units") of the Issuer, each private unit consisting of one ordinary share (the "private shares") and one right to receive one-fourth (1/4) of one ordinary share upon consummation of the Issuer's initial business combination. The private units were purchased at $10.00 per unit for an aggregate purchase price of $2,135,620. The sponsor agreed, but is not obligated, to provide the Issuer up to $3,000,000 in working capital loans and it may elect to convert such loans into private units, at the price of $10.00 per unit.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Item 3 above is incorporated into this Item 4 by reference. The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. Except as described in this Statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons acquired the shares reported herein for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the ordinary shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the board of directors of the Issuer, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional ordinary shares and/or other securities, selling some or all of its ordinary shares and/or other securities, or changing its intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in the cover pages of this Statement (including, but not limited to, footnotes to such information) are incorporated herein by reference. As the director of the sponsor, Jun Du may be deemed to beneficially own the securities held of record by the sponsor.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in the cover pages of this Statement (including, but not limited to, footnotes to such information) are incorporated herein by reference. As the director of the sponsor, Jun Du may be deemed to beneficially own the securities held of record by the sponsor.
Transactions in the class effected during the past sixty days: On July 31, 2025, the sponsor and the Issuer entered into a securities subscription agreement, as amended on March 9, 2026. Under the subscription agreement, the sponsor purchased an aggregate of 1,466,250 ordinary shares for an aggregate of $21,250. In March 2026, the Issuer issued 2,443,750 ordinary shares to the sponsor for $21,250, and immediately repurchased the 1,466,250 initial shares from the sponsor for $21,250, being the proceeds from the above issuance. Following this transaction, 2,443,750 founder shares remained outstanding, of which up to 318,750 shares are subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriter. On May 7, 2026, in connection with the closing of the Issuer's initial public offering, the sponsor acquired 213,562 private units of the Issuer, each private unit consisting of one private share and one right to receive one-fourth (1/4) of one ordinary share upon consummation of the Issuer's initial business combination. The private units were purchased at $10.00 per unit for an aggregate purchase price of $2,135,620. The source of the funds is investment income. Except as set forth in this Statement, the Reporting Persons have not engaged in any transaction during the past 60 days with respect to the ordinary shares of the Issuer.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Items 3, 4 and 5 of this Statement is hereby incorporated by reference into this Item 6, as applicable. Joint Filing Agreement Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed hereto as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto. Securities Subscription Agreement On July 31, 2025, the Issuer and sponsor entered into a subscription agreement, as amended on March 9, 2026. Under the subscription agreement, the sponsor purchased an aggregate of 1,466,250 ordinary shares for an aggregate of $21,250. In March 2026, the Issuer issued 2,443,750 ordinary shares to the sponsor for $21,250, and immediately repurchased the 1,466,250 initial shares from the sponsor for $21,250, being the proceeds from the above issuance. Following this transaction, 2,443,750 founder shares remained outstanding, of which up to 318,750 shares are subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriter. Letter Agreement On May 5, 2026, in connection with the Issuer's initial public offering, Vernal One Limited, Xesse Ventures Limited (together with Vernal One Limited, the "sponsors"), and the officers and directors of the Issuer entered into a letter agreement (the "letter agreement") with the Issuer, pursuant to which the Reporting Persons agreed, subject to certain customary exceptions: (i) to waive, with respect to the undersigned's founder shares and ordinary shares underlying the private units (the "private shares"), their redemption rights in connection with the completion of the Issuer's initial business combination; (ii) to waive any and all claims with respect to their founder shares and private shares and any claim they may have in the future as a result of, or arising out of, any contracts or agreements with the Issuer, although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if the Issuer fails to complete an initial business combination within the required period and to liquidating distributions from assets outside the trust account, and to not seek recourse against the trust account for any reason whatsoever; (iii) to vote any shares held by them in favor of the Issuer's initial business combination; (iv) not to redeem any ordinary shares in connection with such shareholder approval, and (v) not to propose, or vote in favor of any amendment to the Issuer's memorandum and articles of association with respect to the shareholders' rights or Issuer's pre-business combination activities unless the Issuer provides public shareholders with the opportunity to redeem their ordinary shares for cash upon such approval in accordance with such amended and restated memorandum and articles of association. The sponsors have agreed not to transfer, assign or sell any of their founder shares until the earlier to occur of: (i) 180 days after the completion of the Issuer's initial business combination; and (ii) subsequent to the initial business combination, (A) the date on which the Issuer completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of our public shareholders having the right to exchange their ordinary shares for cash, securities or other property, (B) the last reported sale price of the Issuer's ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and other similar transactions) for any 20 trading days within any 30-trading day period commencing at least 150 days after completion of an initial business combination. In addition, the sponsor shall not transfer any private units and underlying securities until 30 days after the completion of an initial business combination. Private Units Purchase Agreement On May 5, 2026, in connection with the Issuer's initial public offering, the sponsor entered into a Private Units Purchase Agreement (the "purchase agreement") with the Issuer, pursuant to which the sponsor committed to purchase 213,562 private units (or 219,937 private units if the underwriters' option to purchase additional units is exercised in full) at a price of $10.00 per unit ($2,135,620 in the aggregate, or $2,199,370 in the aggregate if the underwriters' option to purchase additional units is exercised in full) in a private placement that will close simultaneously with the closing of the Issuer's initial public offering. Pursuant to the purchase agreement, the sponsor agreed (i) the private units and underlying securities will not be transferable until after the completion of a business combination (subject to certain exceptions described in the letter agreement and purchase agreement), (ii) to vote the private shares in favor of any proposed business combination, (iii) not to propose, or vote in favor of any amendment to the Issuer's memorandum and articles of association that would affect the substance or timing of the Issuer's obligation to redeem 100% of the ordinary shares sold in the IPO if the Issuer does not complete an initial business combination within the completion window, as described in more detail in the registration statement, unless the Issuer provides public shareholders with the opportunity to redeem their ordinary shares for cash upon such approval in accordance with such amended and restated memorandum and articles of association, and (iv) to waive any and all redemption rights and right to participate in any liquidation distribution with respect to the private shares (but will participate in liquidation distributions with respect to any units or Ordinary Shares purchased in the IPO or in the open market) if the Issuer fails to consummate a business combination. References to and descriptions of the letter agreement and the purchase agreement herein are qualified in their entirety by reference to the letter agreement and the purchase agreement, which are attached as exhibits hereto and incorporated herein by reference. Registration Rights Agreement On May 5, 2026, in connection with the Issuer's initial public offering, the Issuer and the sponsors entered into a registration rights agreement (the "registration rights agreement"). Pursuant to the registration rights agreement, the sponsors, and the other parties thereto are entitled to registration rights for the ordinary shares beneficially held by them immediately prior to the Issuer's IPO in addition to certain other securities. The holders of a majority of these securities are entitled to make a written demand for registration of all or part of their registrable securities. In addition, the holders have certain "piggy-back" registration rights with respect to registration statements filed subsequent to consummation of the Issuer's business combination. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 Securities Subscription Agreement, dated July 31, 2025, by and between the Issuer and Vernal One Limited, as amended on March 9, 2026 (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on April 20, 2026)

2 Letter Agreement, dated May 5, 2026, by and among the Issuer, Vernal One Limited, Xesse Ventures Limited, and the officers and directors of the Issuer (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on May 11, 2026).

3 Registration Rights Agreement, dated May 5, 2026, by and between the Issuer, Vernal One Limited, Xesse Ventures Limited, and the Holders signatory thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on May 11, 2026).

4 Private Units Purchase Agreement, dated May 5, 2026, by and among the Issuer, Vernal One Limited, and Xesse Ventures Limited (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on May 11, 2026).

99.1 Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

## Signatures
- Vernal One Limited: /s/ Jun Du, Jun Du, Director (05/18/2026)
- Jun Du: /s/ Jun Du, Jun Du, Individual (05/18/2026)